

October 25, 2010

Janelle Edington
President and Chief Executive Officer
Multisys Language Solutions, Inc.
8045 Dolce Volpe Ave.
Las Vegas, NV 89178

> **Re:     Multisys Language Solutions, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed October 21, 2010**
> **File No. 000-53632**

Dear Ms. Edington:

　　　We have reviewed your revised filing and have the following comment.

Proposal No. 1

1.　　We note your response to prior comment 1 that you have relied upon Section 4(2) of the Securities Act of 1933 as an exemption from registration for the issuance of 40 million shares of common stock to Holms Energy, LLC.  It appears that Val M. and Mari P. Holms own 64.5% of the membership interest in Holms Energy, LLC.  Please tell us, with a view toward disclosure, the total number of members of Holms Energy, LLC and explain whether this affects your analysis.

Terms of the Transaction

Option on Assets of Holms Energy, LLC, page 6

2.　　Please expand your disclosure to explain how the 5% overriding royalty interest being paid to Holms Energy, LLC and the 6% landowner royalty interest that Multisys will receive under the agreement will be calculated.  Consider providing examples of how each of the royalties will be calculated.  Also, tell us the total percentage amount of the overriding royalty interest that Multisys will be entitled to receive under the oil leases if different from the 5% that will be granted to Holms Energy for the first ten years after purchase.

Description of Property and Leases, page 14

3.      Please clarify the table of properties and leases to indicate the percentage interest that Multisys will receive under the agreement.  In this regard, it is unclear whether Multisys will be entitled to the "Holms Percentage" under the agreement and the significance of the "Bakken Res Percentage."

Reasons for Entering into the Option to Purchase Assets Agreement with Holms Energy, page 15

4.      We note your disclosure that the "executive officers and directors deemed the proposed transaction to be potentially beneficial to its existing shareholder based on the economic analysis of the two reports."  Please provide a summary of the two reports and information regarding the parties that prepared them, or tell us why you believe this information is not material.  See Item 14(b)(6) of Schedule 14A.

Information about the Directors and Executive Officers of Multisys After Change of Control, page 18

5.      We note your response to prior comment 7 regarding the new executive officers and directors after the change in control.  Clarify, and disclose if applicable, the role of the current executive officers and directors of Multisys in the new business of the company.


        You may contact Jan Woo at (202) 551-3453 if you have questions.  If you require further assistance, please contact me at (202) 551-3457.

                                                Sincerely,


                                                Maryse Mills-Apenteng
                                                Special Counsel